Exhibit 3.2

Sections 2.02 and 2.03 of the Amended and Restated Bylaws of the Company shall be amended and restated to be read in their entirety as follows:

Section 2.02. Number; Election; Tenure and Qualification. Subject to amendment in accordance with Article FIFTH of the Certificate of Incorporation, the number of directors which shall constitute the whole Board of Directors shall be fixed from time to time by resolution of the Board of Directors but shall not be less than six or more than twelve. Except as otherwise provided in the Certificate of Incorporation, each Director elected shall hold office until the next annual meeting of stockholders and their successors shall be elected in accordance with Article SEVENTH of the Certificate of Incorporation. Directors need not be stockholders of the corporation.

Section 2.03. Vacancies. Unless and until filled by the stockholders, any vacancy in the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board of Directors, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director; provided, however, a vacancy created by the removal of a director by the vote of the stockholders or by court order may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute a majority of the required quorum). Any director elected by the Board of Directors in accordance with the preceding sentence shall hold office for a term expiring at the next annual meeting of stockholders and until such director’s successor shall have been elected and qualified, or until such director’s earlier death, resignation or removal.